PAPERCLIP SOFTWARE, INC.
611 Route 46 West
HASBROUCK HEIGHTS, NJ  07604




July 12, 2005

Mr. Stephen Krikorian, Branch Chief
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: 	PaperClip Software, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
	File No. 000-26598

Dear Mr. Krikorian:

	We have received your letter dated June 28, 2005, containing the Staff's comments on the above-referenced filings by the Company. I was out of the country through the end of last week. Our internal accountant requested by telephone with Mr. Christopher White, Staff Accountant, a two week extension until July 26, 2005, and was granted that request on Friday July 8, 2005.
This letter confirms the foregoing.

						Very truly yours,
						/s/ William Weiss
						William Weiss,
						Chief Executive Officer and
						Principal Financial Officer